Exhibit 6.6

Exhibit A

In accordance with Item 17(6)(a) of the Form 1-A, Exhibit A has been omitted. Exhibit A contains the details on the Larkin Patents. The company agrees to furnish supplementally a copy of this omitted schedule to the Commission upon request.